EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The Condensed Consolidated Interim Financial Statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards, and reflect management’s best estimates and judgment based on information currently available.

Management has developed, and is maintaining, a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at April 30, 2019, and 2018, and for the periods then ended, have not been audited or reviewed.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
June 27, 2019	June 27, 2019

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in Canadian dollars)

	Note	April 30, 2019	January 31, 2019
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents		$11,622,188	$8,308,884
Term deposits		6,588,148	9,656,320
Other amounts receivable		6,267	7,064
Prepaid expenses		10,478	33,966
Total current assets		18,227,081	18,006,234

Exploration and evaluation assets	3	236,887	236,887
Royalty receivable	4	4,099,891	3,969,356
Investments	5	9,853	10,280
Total assets		$22,573,712	$22,222,757

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$57,375	$46,056
Amounts payable to related parties	7	39,101	31,467
Current income tax liability		2,834,277	2,834,277
Total current liabilities		2,930,753	2,911,800

Deferred tax liability		34,303	55,000
Total liabilities		2,964,056	2,966,800

EQUITY
Share capital	6	43,913,741	43,833,127
Equity reserves		1,092,182	1,192,691
Accumulated other comprehensive income		72,511	4,611
Accumulated deficit		(25,480,098)	(25,784,792)
Equity attributable to shareholders of the Company		19,598,336	19,245,637
Equity attributable to non-controlling interests		10,320	10,320
Total equity		19,608,656	19,255,957
Total liabilities and equity		$22,573,712	$22,222,757

Commitments – Note 8

Approved by the Board of Directors on June 27, 2019:

/s/ David Wolfin                           Director                /s/ Gary Robertson                              Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

For the three and three months ended April 30, 2019 and 2018

(Expressed in Canadian dollars - unaudited)

		Three months ended April 30,
	Note	2019	2018

Operating and administrative expenses
Consulting fees		$22,193	$15,000
Depreciation		-	54
Directors' fees		15,000	11,250
Investor relations		12,550	1,516
Listing and filing fees		10,187	9,336
Management fees		18,000	18,000
Office and miscellaneous		27,497	8,605
Professional fees		13,897	17,589
Salaries and benefits		47,590	30,033
Share based payments		93,341	-
Travel		12,747	9,522
		273,002	120,905

Loss before other items		(273,002)	(120,905)
Other items
Finance income		48,597	44,303
Foreign exchange gain		460,352	863,929
Interest income		12,597	-
Net income		248,544	787,327

Other comprehensive income (loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	5	67,900	(21,242)
Total comprehensive income		$316,444	$766,085
Income per share (basic and diluted)		$0.01	$0.02
Weighted average number of common shares outstanding
Basic		48,032,905	47,568,337
Diluted		48,476,504	48,046,496

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total Equity
Balance, January 31, 2018		47,831,337	$44,356,316	$864,394	$317,904	$1,182,299	$23,808	$(26,516,129)	$10,320	$19,056,614
Exercise of stock options		30,000	14,950	(6,600)	-	(6,600)	-	-	-	8,350
Common shares returned to treasury	11	(383,000)	(153,226)	-	-	-	-	-	-	(153,226)
Less: Share issuance costs		-	(4,655)	-	-	-	-	-	-	(4,655)
Unrealized gain (loss) on investment securities, net of tax		-	-	-	-	-	(21,242)	-	-	(21,242)
Net income for the period		-	-	-	-	-	-	787,327	-	787,327
Balance, April 30, 2018		47,478,337	$44,213,385	$857,794	$317,904	$1,175,699	$2,566	$(25,728,802)	$10,320	$19,673,168

Balance, January 31, 2019		48,043,337	$43,833,127	$1,095,977	$96,714	$1,192,691	$4,611	$(25,784,792)	$10,320	$19,255,957
Exercise of stock options		810,000	332,100	(137,700)	-	(137,700)	-	-	-	194,400
Common shares returned to treasury	11	(706,000)	(248,663)	-	-	-	-	-	-	(248,663)
Less: Share issuance costs		-	(2,823)	-	-	-	-	-	-	(2,823)
Expired or cancelled stock options		-	-	(56,150)	-	(56,150)	-	56,150	-	-
Share-based payments		-	-	93,341	-	93,341	-	-	-	93,341
Unrealized gain (loss) on investment securities, net of tax		-	-	-	-	-	67,900	-	-	67,900
Net income for the period		-	-	-	-	-	-	248,544	-	248,544
Balance, April 30, 2019		48,147,337	$43,913,741	$995,468	$96,714	$1,092,182	$72,511	$(25,480,098)	$10,320	$19,608,656

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

		Three months ended April 30,
	Note	2019	2018

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$248,544	$787,327
Adjustments for non-cash items:
Share-based payments		93,341	-
Depreciation		-	54
Foreign exchange gain		(457,158)	(712,985)
Finance income		(48,597)	-
		(163,870)	74,396

Net change in non-cash working capital	11	43,239	104,718

		(120,631)	179,114

Investing Activities
Expenditures on exploration and evaluation assets		-	(918)
Decrease in term deposits		3,068,172	-
Proceeds from sale of mineral property interest		-	(200,981)
Proceeds on sale of security		-	(2,901)
		3,068,172	(204,800)

Financing Activities
Issuance (repurchase) of shares for cash, net		(57,086)	(149,532)

Effect of exchange rate fluctuations on cash and equivalents		422,849	712,985

Net increase (decrease) in cash and equivalents		3,313,304	537,767
Cash and cash equivalents, beginning of period		8,308,884	18,015,848
Cash and cash equivalents, end of period		$11,622,188	$18,553,615

Cash and cash equivalents consists of:
Cash		$4,479,691	$5,717,615
Term deposits maturing in less than 90 days		7,142,497	12,836,000
		$11,622,188	$18,553,616

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCQX, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or alternatively the ability of the Company to raise financing.

2. BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidate financial statements of the Company. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s January 31, 2019, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These consolidated financial statements are expressed in Canadian dollars, the Company’s presentation currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements as if the policies have always been in effect, other than those described below:

Adoption of IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lesses, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it becomes effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability
•	Any lease payments made at or before the commencement date
•	Any indirect costs incurred
•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located
•	Any incentives received from the lessor

The Company has elected not to recognize right of use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The Company has reviewed all existing leases and concluded that all leases that were previously expensed over the lease term where considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

Adoption of IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 was applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on February 1, 2019, with no impact on the financial statements.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the three months ended April 30, 2019, are consistent with those applied and disclosed in Note 3 to the Company’s audited consolidated financial statements for the year ended January 31, 2019.

Basis of Consolidation

The Condensed Consolidated Interim Financial Statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

3. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Ruf & Norma Sass Claims	Eagle & JDN Claims	Robertson Royalty Interest	Total

Balance, January 31, 2018	$162,595	$37,252	$1	$199,848

Exploration costs during the year:
Drilling	8,823	-	-	8,823
Royalties	4,695	-	-	4,695
Taxes, licenses and permits	7,836	15,685	-	23,521

Balance, January 31, 2019	$183,949	$52,937	$1	236,887

Balance, April 30, 2019	$183,949	$52,937	$1	236,887

The Company has certain interests in 108 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Norma Sass Property – 100% interest

The Company holds a 100% interest in the 36 Norma Sass mining claims located in Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

b)	JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

c)	Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

d)	Robertson Property – Royalty interest

The Company holds a 1.00% to 2.25% NSR royalty on the Robertson Property, located in Lander County, Nevada.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5 million, which will be non-refundable and fully credited against any future obligations under the NSR.

The fair value of the royalty receivable (Note 4) was estimated based on the present value of the advance royalty payments, using a discount rate of 5.04%, and has been accounted for as a financial instrument.

4. ROYALTY RECEIVABLE

The Company holds a 1.00% to 2.25% NSR royalty on the Robertson Property, located in Lander County, Nevada. See Note 3 for details on the royalty interest.

A reconciliation of the royalty receivable is as follows:

	April 30, 2019	January 31, 2019

Beginning balance	$3,969,356	$3,540,753
Finance income	48,597	189,154
Change in foreign exchange rate	81,938	239,449
	$4,099,891	$3,969,356

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

5. INVESTMENTS

At April 30, 2019, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	37,000	$1,957	$2,483	$4,440
VBI Vaccines Inc.	2,000	4,231	857	5,088
Great Thunder Gold Corp.	10,819	866	(541)	325

		$7,054	$2,799	$9,853

At January 31, 2019, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	37,000	$1,957	$3,778	$5,735
VBI Vaccines Inc.	2,000	4,232	150	4,382
Great Thunder Gold Corp.	10,819	866	(703)	163

		$7,055	$3,225	$10,280

During the three months ended April 30, 2019, the Company recorded an unrealized loss of $427 (2018 – loss of $21,967) on investments in marketable securities, representing the change in fair value during the year.

During the year ended January 31, 2019, the Company sold 3,000 shares of Levon Resources Ltd. for gross proceeds of $935, and 6,000 shares of VBI Vaccines Inc. for gross proceeds of $26,553. As a result, the Company recorded a gain on sale of investments of $16,435 for the year ended January 31, 2019.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

6. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during the three months ended April 30, 2019, and the year ended January 31, 2019

During the three months ended April 30, 2019, the Company issued 810,000 common shares upon the exercise of stock options for gross proceeds of $332,100.

During the year ended January 31, 2019, the Company issued 205,000 common shares upon the exercise of stock options for gross proceeds of $50,350.

During the year ended January 31, 2019, the Company issued 3,469,500 common shares upon the exercise of warrants for gross proceeds of $520,524.

c)	Share repurchases and cancellations

Normal Course Issuer Bids (“NCIB”)

2018-2019 NCIB

On July 30, 2018, the Company announced that the TSX Venture Exchange (“TSX-V”) had accepted the Company’s Notice for a NCIB.

Pursuant to the NCIB, the Company may purchase up to 3,938,462 common shares up until July 30, 2019, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the three months ended April 30, 2019, the Company purchased and cancelled 706,000 common shares (year ended January 31, 2019 - 2,781,000) pursuant to this NCIB. As at April 30 and January 31, 2019, the Company held no treasury shares associated with this NCIB.

2017-2018 NCIB

On June 26, 2017, the Company announced that the TSX-V had accepted the Company’s Notice or its NCIB.

Pursuant to the NCIB, the Company may purchase up to 3,844,000 common shares up until June 6, 2018, which represents approximately 10% of the total public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the year ended January 31, 2019, the Company purchased 681,500 common shares and cancelled 1,114,000 common shares pursuant to this NCIB. As at January 31, 2019, this NCIB was completed and the Company held nil treasury shares associated with this NCIB.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

d)	Share purchase warrants

A summary of the share purchase warrants issued, exercised and expired during the three months ended April 30, 2019 and the year ended January 31, 2019 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2018	3,484,500	$0.15
Exercised	(3,469,500)	$0.15
Expired	(15,000)	$0.15
Balance, January 31, 2019	-	-
Balance, April 30, 2019	-	-

e)	Stock options

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year, unless a separate vesting schedule is otherwise specified by the Board of Directors. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

The stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding and exercisable, January 31, 2018	3,395,000	$0.28
Granted	1,545,000	$0.38
Exercised	(205,000)	$0.25
Cancelled	(85,000)	$0.29
Stock options outstanding and exercisable, January 31, 2019	4,650,000	$0.32
Exercised	(810,000)	$0.28
Cancelled	(260,000)	-
Expired	(35,000)	-
Stock options outstanding and exercisable, April 30, 2019	3,545,000	$0.29

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

A summary of stock options outstanding as at April 30, 2019 is as follows:

		Outstanding		Exercisable
Expiry Date	Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Outstanding	Weighted Average Remaining Contractual Life (Years)
July 10, 2019	$0.355	25,000	0.19	25,000	0.19
October 6, 2020	$0.125	100,000	1.44	100,000	1.44
October 6, 2020	$0.150	100,000	1.44	100,000	1.44
October 6, 2020	$0.175	100,000	1.44	100,000	1.44
October 6, 2020	$0.200	100,000	1.44	100,000	1.44
October 6, 2020	$0.225	100,000	1.44	100,000	1.44
July 5, 2022	$0.355	1,560,000	3.18	1,560,000	3.18
September 4, 2023	$0.380	1,260,000	4.35	630,000	4.35
January 25, 2024	$0.390	200,000	4.74	50,000	4.74
		3,545,000	3.42	2,765,000	3.14

7. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key management personnel

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the three months ended:

	April 30, 2019	April 30, 2018

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$33,000	$29,250
Other members of key management	15,062	8,893

Share-based payments
Members of the Board of Directors	49,948	-
Other members of key management	4,495	-
	$102,505	$38,143

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

b)	Amounts due to/from relates parties

In the normal course of operations, the Company transacts with companies with directors or officers in common.

The following amounts are payable to related parties:

	April 30, 2019	January 31, 2019
Directors	$15,000	$11,250
Oniva International Services Corp.	26,599	20,217
	$41,599	$31,467

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 8. The transactions with Oniva during the three months ended are summarized below:

	April 30, 2019	April 30, 2018
Salaries and benefits	$47,454	$30,031
Office and miscellaneous	31,737	9,733
	$79,191	$39,763

Salaries and benefits above includes $15,062 (2018 - $8,893) for key management personnel compensation that has been included in Note 7(a).

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

8. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party. Transactions and balances with Oniva are disclosed in Note 7.

9. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, term deposits, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The estimated fair value of the royalty receivable approximates its carrying value based on current market rates for similar instruments.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents and term deposits are exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk also exists with respect to the Company’s royalty receivable (see Note 4). The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	April 30, 2019	January 31, 2019

Cash and cash equivalents	$11,622,188	$8,308,884
Term deposits	6,588,148	9,656,320
Royalty receivable	4,099,891	3,969,356
Total	$22,310,227	$21,934,560

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At April 30, 2019, the Company had working capital of $15,296,328 (January 31, 2019 – working capital of $15,095,435). The Company has cash at April 30, 2019 in the amount of $11,622,188 (January 31, 2019 - $8,308,884) for short-term business requirements. Of this amount, $198,250 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At April 30, 2019, the Company had current liabilities of $2,930,753 (January 31, 2019 - $2,911,799). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at April 30, 2019 and January 31, 2019.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable, other amounts receivable, amounts receivable from a related party, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	April 30, 2019		January 31, 2019

Cash and cash equivalents	US$	8,331,325	US$	5,842,116
Term deposits		4,920,200		7,360,000
Other amounts receivable		-		-
Royalty receivable		3,061,905		2,988,169
Accounts payable		-		(65)
Current income tax liability		(2,160,272)		(2,160,272)

Net exposure	US$	14,153,158	US$	14,029,948

Canadian dollar equivalent		$18,951,078		$18,407,291

Based on the net Canadian dollar denominated asset and liability exposures as at April 30, 2019, a 10% (January 31, 2019 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,895,108 (January 31, 2019 - $1,968,206).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at April 30, 2019:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$11,622,188	-	-
Term deposits	6,588,148	-	-
Investments	9,853
	$18,220,189	-	-

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the three months ended April 30, 2019 and 2018 (Expressed in Canadian dollars - unaudited)

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company considers its capital structure to consist of the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the three months ended April 30, 2019.

11. SUPPLEMENTARY CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	April 30, 2019	April 30, 2018

Other amounts receivable	$797	$74,654
Prepaid expenses	23,488	11,189
Accounts payable and accrued liabilities	7,634	3,419
Amounts payable to related parties	11,320	15,456
	$43,239	$104,718

12. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the three months ended April 30, 2019, and 2018.

The Company has non-current assets other than financial instruments and deferred tax assets in the following geographic locations:

	April 30, 2019	January 31, 2019

Canada	$-	$-
USA	236,887	236,887
	$236,887	$236,887

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